UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Adoption of Material Compensatory Plan

As previously disclosed, on September 15, 2022, Antelope Enterprise Holdings Ltd. (the “Company”) held the annual meeting of its shareholders (the “Annual Meeting”). At the Annual Meeting, the shareholders of the Company approved a proposal to adopt the Company’s 2022 Equity Incentive Plan (the “Plan”). A copy of the plan, as adopted, is included as Exhibit 10.1 to this Report on Form 6-K. The Plan is a stock-based compensation plan that provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to employees and directors of the Company. The purpose of the Plan is to recognize contributions made to our Company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. The following is a summary of the Plan and is qualified by the full text of the Plan.

Administration. The Plan will be administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the Plan as the “Committee”).

Number of Shares of Common Shares. The number of shares of the Company’s common stock (“Shares”) that may be issued under the Plan is 600,000 initially, provided, that each year the share limit shall be increased by the lesser of (a) 3% of the aggregate number of shares of Common Stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of Shares as is determined by the Board. Shares issuable under the Plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the Plan. The number of common shares issuable under the Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. In each case, the Committee has the discretion to make adjustments it deems necessary to preserve the intended benefits under the Plan. No award granted under the Plan may be transferred, except by will, the laws of descent and distribution.

Eligibility. All employees, directors, and consultants of the Company are eligible to receive awards under the Plan.

Awards to Participants. The Plan provides for discretionary awards of, among others, stock options, stock awards and stock unit awards to participants. Each award made under the Plan will be evidenced by a written award agreement specifying the terms and conditions of the award as determined by the Committee in its sole discretion, consistent with the terms of the Plan.

Stock Options. The Committee has the discretion to grant non-qualified stock options or incentive stock options to participants and to set the terms and conditions applicable to the options, including the type of option, the number of shares subject to the option and the vesting schedule; each option will expire ten years from the date of grant and no dividend equivalents may be paid with respect to stock options.

Stock Awards. The Committee has the discretion to grant stock awards to participants. Shares granted under the Plan will be effective and exercisable as of the Company’s completion of our initial public offering of its securities and other terms, restrictions and qualifications that may be set forth in the individual grant agreements. Stock awards will consist of common shares granted without any consideration from the participant or shares sold to the participant for appropriate consideration as determined by the Board. The number of shares awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the Committee. Subject to the restrictions, a participant will be a shareholder with respect to the shares awarded to him or her and will have the rights of a shareholder with respect to the shares, including the right to vote the shares and receive dividends on the shares; provided that dividends otherwise payable on any performance-based stock award will be held by us and will be paid to the holder of the stock award only to the extent the restrictions on such stock award lapse, and the Committee in its discretion can accumulate and hold such amounts payable on any other stock awards until the restrictions on the stock award lapse.

Payment for Stock Options and Withholding Taxes. The Committee may make one or more of the following methods available for payment of any award, including the exercise price of a stock option, and for payment of the minimum required tax obligation associated with an award: (i) cash; (ii) cash received from a broker-dealer to whom the holder has submitted an exercise notice together with irrevocable instructions to deliver promptly to us the amount of sales proceeds from the sale of the shares subject to the award to pay the exercise price or withholding tax; (iii) by directing us to withhold common shares otherwise issuable in connection with the award having a fair market value equal to the amount required to be withheld; and (iv) by delivery of previously acquired common shares that are acceptable to the Committee and that have an aggregate fair market value on the date of exercise equal to the exercise price or withholding tax, or certification of ownership by attestation of such previously acquired shares.

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The Committee may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule. The Board may terminate, suspend or amend the Plan, in whole or in part, from time to time, without the approval of the shareholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. No awards may be granted under the Plan on or after the tenth anniversary of the effective date of the Plan.

Exhibit No.	Description

10.1	Antelope Enterprise Holdings Ltd. 2022 Incentive Award Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Antelope Enterprise Holdings Ltd.

	By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: September 26, 2022